

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2022

Bill Gross
Chief Executive Officer and Chairman
Heliogen, Inc.
130 West Union Street
Pasadena, California 91103

      Re: Heliogen, Inc.
           Registration Statement on Form S-1
           Filed January 24, 2022
           File No. 333-262319

Dear Mr. Gross:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Energy & Transportation

cc: Dave Peinsipp, Esq.